Exhibit 1
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FOR IMMEDIATE RELEASE                                          11 September 2006


                              WPP GROUP PLC ("WPP")

              Ogilvy increases shareholding in China joint venture

WPP announces that its operating company Ogilvy & Mather Worldwide, the leading advertising and marketing communications network, has renewed its joint venture agreement with Shanghai Advertising Limited in respect of Shanghai Ogilvy & Mather Advertising Limited for a further 15 years and increased its majority ownership in the joint venture from 51% to 75%.

Shanghai Ogilvy & Mather Advertising Limited, which has full service offices in Beijing, Guangzhou, Shanghai, Fuzhou and Xiamen reported revenues of CNY 250 million for the year ended 31 December 2005 and had gross assets of CNY 807 million as at that date. Multinational clients include IBM, Motorola and BP and Chinese clients include Lenovo, China Mobile and Great Wall Wine.

This increased investment confirms Ogilvy's commitment to the China market and continues WPP's strategy of expanding its networks in fast-growing and important markets, and its regional strategy in Mainland China. Greater China is one of the fastest-growing markets for WPP, providing the company with the highest amount of revenues from this region amongst its competitors. Consequently, the Group which employs 6,700 professionals in Greater China, has a strong leadership position in the region - as it does in Asia overall - across all advertising and marketing disciplines.

Contact:
Feona McEwan, WPP London
T. +44-20 7408 2204
www.wpp.com.